UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Focus Media Holding Limited

(Name of Issuer)
Ordinary Shares, par value $0.00005 per share
American Depositary Shares, evidenced by American Depositary
Receipts, each representing five Ordinary Shares

(Title of Class of Securities)
G3610R109 (Ordinary Shares)
34415V109 (American Depositary Shares)

(CUSIP Number)

Jason Nanchun Jiang 28-30/F Zhao Feng World Trade Building 369 Jiang Su Road, Shanghai 200060, China (86) 21-2216-4088	JJ Media Investment Holding Limited 28/F Zhao Feng World Trade Building 369 Jiang Su Road, Shanghai 200060, China (86) 21-2216-4088

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 3, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10
EX-99.11
EX-99.12

CUSIP No.	34415V109	Page	2	of	7

1	NAMES OF REPORTING PERSONS Jason Nanchun Jiang I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		141,086,135(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		141,086,135(1)

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,086,135(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 141,086,135 ordinary shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investments Holding Ltd. in the form of ADSs. JJ Media Investments Holding Ltd. is 100%-owned by Jason Nanchun Jiang.
(2) Includes collectively, the ordinary shares described in footnote (1)
(3) Percentage calculated based on 729,719,620 Ordinary Shares outstanding, including 75,000,000 ordinary shares issued by the Issuer in connection with the acquisition of shares by Jason Nanchun Jiang.

CUSIP No.	34415V109	Page	3	of	7

1	NAMES OF REPORTING PERSONS JJ Media Investment Holding Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		141,086,135(4)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		141,086,135(4)

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,086,135

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%(4)(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(4) Includes 141,086,135 ordinary shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investments Holding Ltd. in the form of ADSs.
(5) Percentage calculated based on 729,719,620 Ordinary Shares outstanding, including 75,000,000 ordinary shares issued by the Issuer in connection with the acquisition of shares by Jason Nanchun Jiang.

     This statement on Schedule 13D is being filed jointly by Jason Nanchun Jiang (“Mr. Jiang”) and JJ Media Investment Holding Limited (“JJ Media”, and together with Mr. Jiang, the “Reporting Persons”) relating to the Ordinary Shares, par value $0.00005 per ordinary share (the “Ordinary Shares”), and American Depositary Shares, as evidenced by American Depositary Receipts, each representing five Ordinary Shares (the “ADSs”) of Focus Media Holding Limited (the “Issuer”), a corporation organized under the laws of the Cayman Islands.
Item 1. Security and Issuer
     This Schedule 13D relates to the Ordinary Shares and the ADSs of the Issuer. The ADSs are listed on the NASDAQ Global Select Market under the symbol “FMCN.” The principal executive offices of the Issuer are located at 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China.
Item 2. Identity and Background
     Mr. Jiang’s present occupation is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The Issuer, a Cayman Islands holding company, operates out-of-home advertising networks using audiovisual digital displays and provides Internet marketing solutions in China through its indirectly wholly-owned operating subsidiaries. The business address of both Mr. Jiang and the Issuer is 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China. Mr. Jiang is a citizen of Singapore.
     JJ Media is a British Virgin Islands company whose principal business is making financial investments. The address of its principal office is 28/F Zhao Feng World Trade Building, 369 Jiang Su Road, Shanghai 200060, People’s Republic of China. Mr. Jiang is the sole member and the sole director of JJ Media.
     To the best knowledge of the Reporting Persons, neither of them has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On September 23, 2009, JJ Media and the Issuer entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Issuer issued and sold to JJ Media, and JJ Media subscribed for and purchased, 75,000,000 Ordinary Shares of the Issuer at a subscription price of US$1.899 per share (equivalent to US$9.495 per ADS). The aggregate subscription price was US$142,425,000. The issuance was completed on November 19, 2009.
     JJ Media’s subscription was partially funded with the proceeds from a loan (the “Citi Loan”) made by Citibank, N.A. (the “Initial Lender”) under a margin loan agreement, dated as of November 13, 2009 (the “Citi Loan Agreement”), among JJ Media, the Lender, Citibank, N.A., as administrative agent, and Citibank, N.A., as collateral agent (the “Citi Collateral Agent”) and through JJ Media’s personal funds. On December 9, 2009, pursuant to an agreement among JJ Media, the Initial Lender, and Nomura Securities International, Inc. (“Nomura”), the Initial Lender agreed to reduce its lending commitment and Nomura agreed to take up that portion of the commitment (the “Nomura Loan”). Nomura’s commitment is set forth in a separate margin loan agreement, dated as of December 9, 2009 (the “Nomura Loan Agreement”, and together with the Citi Loan Agreement, the “Loan Agreements”), among JJ Media and Nomura, as lender (the “Nomura Lender”), administrative agent and collateral agent (the “Nomura Collateral Agent”).
Item 4. Purpose of Transaction
     All of the Ordinary Shares beneficially owned by Mr. Jiang and JJ Media have been acquired for investment purposes.
     Mr. Jiang currently serves as the Chairman of the Board of Directors of the Issuer. In his capacity as a director, he will participate in, and have the opportunity to vote on, matters that are presented to the Board of

Directors of the Issuer, including, without limitation, any extraordinary corporate transactions and material changes to the Issuer’s capitalization, dividend policy, business or corporate structure. Additionally, Mr. Jiang currently serves as the Chief Executive Officer of the Issuer and, in his capacities as such, supervises the overall operations of the Issuer and is responsible for assuring that all directions of the Board of Directors are carried into effect.
     Mr. Jiang and JJ Media may acquire additional securities of the Issuer, or dispose of all or any portion of their securities, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.
     Pursuant to the terms of the Subscription Agreement, JJ Media has the right to nominate one new director to take the place of the current executive director.
     Neither Mr. Jiang nor JJ Media has present plans or proposals in the capacity as a shareholder of the Issuer that relate to or that would result in any transaction, event or action specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that Mr. Jiang may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
     (a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
     As of the date hereof, Mr. Jiang beneficially owns in the aggregate 141,086,135 Ordinary Shares, representing approximately 19.3% of the outstanding Ordinary Shares of the Issuer. Mr. Jiang has sole power to vote and sole power to dispose as to all the 141,086,135 Ordinary Shares he owns.
     As of the date hereof, JJ Media beneficially owns in the aggregate 141,086,135 Ordinary Shares, representing approximately 19.3% of the outstanding Ordinary Shares of the Issuer. JJ Media has sole power to vote and sole power to dispose as to all the 141,086,135 Ordinary Shares it owns.
     (c) On September 23, 2009, JJ Media and the Issuer entered into the Subscription Agreement pursuant to which the Issuer issued and sold to JJ Media, and JJ Media subscribed for and purchased, 75,000,000 Ordinary Shares of the Issuer at a subscription price of US$1.899 per share (equivalent to US$9.495 per ADS). The aggregate subscription price was US$142,425,000. The issuance was completed on November 19, 2009.
     (d) Not applicable.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.
     Pursuant to a security agreement, dated as of November 19, 2009 (the “Citi Security Agreement”), between JJ Media and the Citi Collateral Agent, JJ Media pledged and granted a security interest in Focus Media ordinary shares in the form of ADSs to the Citi Collateral Agent to secure its obligation under the Citi Loan Agreement. Pursuant to a personal guarantee, dated as of November 19, 2009 (the “Citi Personal Guarantee”), Mr. Jiang, as guarantor, agreed to guarantee the payment of all amounts, and the performance of all of JJ Media’s obligations, under the Citi Loan Agreement and the other loan documents. In addition, JJ Media issued a note, dated as of November 19, 2009 (the “Citi Note”), promising to pay to the Initial Lender on the maturity date the principal sum of the Citi Loan or, if less, the aggregate principal amount outstanding of the Loan made by the Lender under the Loan Agreement. On December 9, 2009, in connection with the assumption by Nomura of a portion of the Citi Loan, JJ Media entered into an additional set of documents with Nomura, including a security agreement, personal guarantee and note, substantially similar to those described above with regard to the portion of the loan and collateral that are the subject of the Nomura Loan Agreement.

     In order to perfect the security interest of the Citi Collateral Agent, JJ Media entered into a control agreement, dated as of November 19, 2009 (the “Citi Control Agreement”), with the Citi Collateral Agent and Citigroup Global Markets Inc. (“CGMI”), placing Unrestricted ADSs, issued by Citibank N.A., as depositary, into the account of CGMI as collateral under the Citi Loan and having CGMI hold Restricted ADS, issued by Citibank N.A., as depositary, for the Citi Collateral Agent as collateral under the Citi Loan. On December 9, 2009, JJ Media entered into a substantially similar control agreement with Nomura, placing the corresponding proportion of the Unrestricted ADSs into the account of Nomura as collateral agent under the Nomura Loan and having Nomura hold the corresponding proportion of the Restricted ADSs as collateral under the Nomura Loan.
Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
99.1	The Subscription Agreement, dated as of September 23, 2009, between JJ Media and the Issuer.

99.2	Margin Loan Agreement, dated as of November 13, 2009, among JJ Media, the Initial Lender, Citibank, N.A., as administrative agent, and the Citi Collateral Agent*

99.3	Security Agreement, dated as of November 19, 2009, between JJ Media and the Citi Collateral Agent*

99.4	Control Agreement, dated as of November 19, 2009, among JJ Media, the Citi Collateral Agent and Citigroup Global Markets Inc.*

99.5	Note, dated as of November 19, 2009, issued by JJ Media*

99.6	Personal Guaranty of Jason Nanchun Jiang, dated as of November 19, 2009

99.7	The Agreement, dated as of December 9, 2009, among JJ Media, the Initial Lender and Nomura*

99.8	Margin Loan Agreement, dated as of December 9, 2009, among JJ Media and Nomura as lender, administrative agent, and collateral agent*

99.9	Security Agreement, dated as of December 9, 2009, between JJ Media and the Nomura Collateral Agent*

99.10	Control Agreement, dated as of December 9, 2009, among JJ Media and Nomura, as collateral agent and intermediary

99.11	Nomura Note, dated as of December 9, 2009, issued by JJ Media*

99.12	Nomura Personal Guaranty of Jason Nanchun Jiang, dated as of December 9, 2009
* Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Jason Nanchun Jiang
Jason Nanchun Jiang

JJ MEDIA INVESTMENTS HOLDING LTD.
By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman